

July 18, 2011

Via E-mail
Gary L. Blum
Thunderclap Entertainment, Inc.
201 Santa Monica Blvd.
Suite 300
Santa Monica, CA 90401

> **Re: Thunderclap Entertainment, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 15, 2011**
> **File No. 333-172658**

Dear Mr. Blum:

We have reviewed your responses to the comments in our letter dated May 19, 2011 and have the following additional comments.

General

1. Please revise to include page numbers in your next amendment.

2. Please identify your next amendment as Amendment No. 4. We note that on July 14, 2011 you filed Amendment No. 2 to your Form S-1 and on July 15, 2011 you filed a third amendment to your Form S-1 but identified the amendment as Amendment No. 2.

Prospectus Summary

3. We note your disclosure regarding your total assets as of your most recent audited period in the last sentence in the first paragraph of this section. Please revise to include your total assets as of the most recent practicable date here and in the fourth risk factor in your Risk Factors section.

4. We note your disclosure that your burn rate is $500 per month. However, we note your disclosure that, as of December 31, 2010, you had $11,977 in assets and that, as of March 31, 2011, you had $281 in assets. Please revise or advise.

Organization

5. Please revise here and throughout your filing to put parentheses around your losses.

Risk Factors

    6. We note that you removed many of the subcaptions describing your risk factors. Please revise to set forth each risk factor under a subcaption that adequately describes the risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

    7. We note your disclosure in your Prospectus Summary section that you believe that it will require approximately $10,000 to $100,000 to accomplish the goals set out in your plan of operation. Please revise to disclose your plans for raising such funds.

Description of Securities

Cumulative Voting

    8. Please revise to clarify what you mean by your statement that, "[i]n companies with cumulative voting rights, holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected as cumulative voting rights often allow the minority shareholders to elect at least one of their candidates. In addition, Section 2.7 of your bylaws seems to describe non-cumulative voting. Please revise or advise.

Exhibits

    9. Please remove duplicative exhibits from your exhibit index.

Exhibit 5.1a

    10. We note that the opinion is given by Hateley & Hampton. However, the letter uses the pronoun "I" instead of "we." Please have counsel revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Justin Dobbie for

Max A. Webb
Assistant Director

cc: Via E-mail
        Donald P. Hately, Esq.
        Hately & Hampton Attorneys and Counselors